EXHIBIT 14.1

CODE OF ETHICS

This Code of Ethics (the “Code”) has been adopted by the Board of Directors of Sina Corporation (the “Company”). Pursuant to the Sarbanes-Oxley Act of 2002, and the rules of the SEC and the Nasdaq Stock Market, this Code contains standards for the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; compliance with applicable laws, and accurate and timely public disclosure. It is applicable to all employees, officer and directors of the Company.

This Code does not summarize all laws, rules, regulations, and Company policies which may be applicable to the Company and its employees, officers and directors. Please refer to the Company’s Code of Conduct and other guidelines and policies for information on matters not addressed in this Code.

The Company has designated the General Counsel as Compliance Officer to administer this Code. You may, at your discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

1. Conflicts Of Interest

While it is not possible to identify every activity that might give rise to a conflict of interest, a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with the Company’s best interests or could cause a conflict with job responsibilities.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your immediate supervisor or the Compliance Officer. If you become aware of a conflict or potential conflict, you should bring it to the attention of your immediate supervisor or the Compliance Officer.

2. Compliance With Applicable Laws

All employees, officers and directors of the Company should comply with all governmental laws, rules and regulations applicable to the Company.

3. Public Company Reporting

As a public company, it is of critical importance that the Company’s filings with the SEC, and other public communications, contain full, fair, accurate, timely and understandable disclosure. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

4. Reporting Any Illegal Or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Anyone who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

5. No Retaliation

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

6. Amendment, Modification And Waiver

Any request for a waiver of any provision of this Code must be in writing and addressed to the Compliance Officer. If you are a director or executive officer of the Company, the request may be addressed directly to the Chairman of the Audit Committee.

With regard to executive officers and directors, the Board will have the sole and absolute discretionary authority, to approve any waiver from this Code. Any waiver of the Code with respect to executive officers and directors will be promptly publicly disclosed to shareholders, together with the reason to the waiver by a method selected by the Board of Directors in conformity with applicable SEC and Nasdaq rules.

This Code may be amended, modified or waived by the Board of Directors, subject to disclosure requirements and other applicable SEC and Nasdaq rules.

7. Accountability

You will be held accountable for your adherence to this Code. If you are an employee, your failure to observe the terms of this Code may result in disciplinary action, up to and including immediate termination of employment.